UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

InferX Corporation
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
B.K. Gogia
1600 International Drive, Suite 110
McLean, Virginia 22102
(703) 917-0880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	B.K. Gogia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		3,849,453

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		390,126

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,849,453

WITH	10	SHARED DISPOSITIVE POWER:

		390,126

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,239,579

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	46.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of InferX Corporation, whose principal executive offices are located at 1600 International Drive, Suite 110, McLean, Virginia 22102 (the “Issuer”).
Item 2. Identity and Background.
(a) The name of the reporting person is B.K. Gogia (the “Reporting Person”).
(b) The business address of the Reporting Person is 1600 International Drive, Suite 110, McLean, Virginia 22102.
(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President and Chief Executive Officer, InferX Corporation, 1600 International Drive, Suite 110, McLean, Virginia 22102.
(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the U.S.A.
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Person acquired the shares in connection with an Agreement of Merger and Plan of Reorganization, dated as of October 24, 2006 (the “Merger Agreement”), by and among the Issuer f/k/a Black Nickel Acquisition Corp. I, a Delaware corporation (“Black Nickel”), InferX Corporation, a privately held Virginia corporation (“InferX”), and InferX Acquisition Sub, Inc., a wholly-owned Virginia subsidiary of Black Nickel (“Acquisition Sub”), pursuant to which Acquisition Sub was merged with and into InferX and InferX became a wholly-owned subsidiary of Black Nickel (the “Merger”). Following the Merger, Black Nickel effected a short-form merger of InferX with and into Black Nickel, pursuant to which the separate existence of InferX terminated and Black Nickel changed its name to “InferX Corporation.”
The sole consideration for the Reporting Person’s shares was shares of the former InferX.
Item 4. Purpose of Transaction.
The purpose of the transaction was the reverse takeover of the Issuer by InferX as a result of the Merger.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns an aggregate of 4,239,579 shares of common stock, representing 46.9% of the outstanding shares of common stock. The Reporting Person disclaims beneficial ownership of 390,126 shares of common stock owned directly by the Reporting Person’s spouse, daughter and son.
(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 3,849,453 shares of common stock beneficially owned by the Reporting Person, and the shared right to vote and dispose, or direct the disposition, of the 390,126 shares of common stock beneficially owned by the Reporting Person.
(c) The shares of common stock beneficially owned by the Reporting Person were acquired from the Issuer on October 24, 2005 as a result of the Merger, described above.

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(d) The Reporting Person’s spouse and the Reporting Person’s daughter and the Reporting Person’s son have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 35,466 shares, 177,330 shares and 177,330 shares, respectively, of the common stock beneficially owned by the Reporting Person and owned directly by those individuals.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Agreement of Merger and Plan of Reorganization by and among the Black Nickel Acquisition Corp. I, a Delaware corporation, InferX Corporation, a Virginia corporation, and InferX Acquisition Sub, Inc., a Virginia corporation, dated as of October 24, 2006

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Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2006

/s/ B.K. Gogia
B.K. Gogia

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